Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

July 19, 2011

VIA EDGAR CORRESPONDENCE

Christina Diangelo

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Funds Group (File Nos. 11659427; 811-07674)
Transamerica Partners Fund Group II (File Nos. 11659432; 811-07495)
Transamerica Partners Portfolios (File Nos. 11021618; 811-08272) (the “Registrants”)

Dear Ms. Diangelo:

Reference is made to the filings of the Form N-CSR annual reports (Transamerica Partners Funds Group - Accession Number: 0000950123-11-021621 and Transamerica Partners Funds Group II – Accession Number: 0000950123-11-021622) on March 03, 2011 on behalf of the Registrants and to other corresponding public information pertaining to the Registrants. With respect to the annual reports, the Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert A. DeVault, Jr. and Dennis Gallagher on June 7, 2011. Set forth below are the Staff’s comments and the Registrants’ responses.

General Comments

a.          Comment: Tandy representations must be included.

Response:  The Registrant has provided standard Tandy representations, consistent with the Staff’s comment.

b.          Comment: EDGAR Database: Three funds that have merged still have active series and classes within EDGAR.

Response: The Registrant acknowledges that these three portfolios should be classified as “merged” rather than “active.” We are working with Edgar File Support to make the necessary revisions to the Edgar database, consistent with the Staff’s comment.

c.                Comment: EDGAR Database: “Mid Value Portfolio” is still Midcap Value in EDGAR.

Response: The Registrant has made revisions consistent with the Staff’s comment.

d.          Comment: EDGAR Database: Six funds with missing ticker symbols.

Response: The Registrant is working with Edgar File Support to make the necessary revisions to the Edgar database to include the ticker symbols for these six funds, consistent with the Staff’s comment.

e.          Comment: Filing History - Amended 12/31/09 reporting period. Certifications should be updated to correspond with the filing dates for amended reports.

Response: Going forward the Registrants will update all certifications as necessary to coordinate with the filing dates for amended reports.

f.          Comment: Amended filings: Going forward there should be a cover sheet with an explanation of any amended filings.

Response: Going forward we will include a cover sheet explaining any changes that were made to the amended filing.

g.          Comment: Management’s Discussion of Financial Performance: The question of “how have the investments in derivatives impacted performance?” was not clearly answered.

Response: Going forward, the Registrants will describe the impact of derivatives holdings on fund performance with more specificity.

h.          Comment: Why are there two N-CSRs filed under each registrant?

Response: There are two filings because of the following:

•       The Transamerica Partners funds and Transamerica Institutional Asset Allocation funds are series of Transamerica Partners Funds Group (“TPFG”).

•       The Transamerica Partners Institutional funds and Transamerica Asset Allocation funds are series of Transamerica Funds Group II (“TPFG II”).

•       The Transamerica Asset Allocation funds invest in funds which are series of TPFG and the Transamerica Institutional Asset Allocation funds invest in funds which are series of TPFG II.

•       For reporting to shareholders, information regarding the Transamerica Institutional Asset Allocation funds and Transamerica Asset Allocation funds is included with the reporting for the respective underlying funds in which they invest. Therefore, information regarding the Transamerica Asset Allocation funds (series of TPFG II) is included in the shareholder reports for TPFG and information regarding the Transamerica Institutional Asset Allocation funds (series of TPFG) is included in the shareholder reports for TPFG II.

•       Because the shareholder reports for each Registrant contain information regarding both their series and series of the other Registrant, each of the shareholder reports are filed for both Registrants.

i.            Comment: Statements of Assets & Liabilities: Explain any liability balances that are greater than expense balances.

Response: It was determined that the majority of the liabilities that exceeded their corresponding expenses were related to printing. There were also legal and audit and tax accruals in certain funds where the accruals exceeded the expenses. This was because there needed to be an adjustment down of the accrual rate to true up the liabilities as to what was actually due to be paid; therefore, reducing the current expenses.

j.           Comment: Statements of Assets & Liabilities: Regulation S-X 604 12.b.1 payable to affiliated directors requires separate disclosure. Were there any?

Response: There were none.

k.          Comment: Notes to Financial Statements: Suggestion to disclose whether a fund is diversified or not.

Response: If a fund is non-diversified, our policy is to disclose as such in Note 1.

l.           Comment: Notes to Financial Statements: Subsequent events note not included. ASU 2010.09, include whether there was one or not.

Response: Our interpretation, supported by the opinion of our auditors is based on the following information. ASU 2010.09 states that entities that are not SEC filers are required to disclose both of the following: (1) the date through which subsequent events are evaluated and (2) whether that date represents the date the financial statements were issued or available to be issued. Since the funds are SEC filers they are not required to disclose (1) the date through which subsequent events were evaluated or (2) that a review of subsequent events occurred. However, going forward the Registrants will include a note explaining that a subsequent event assessment was completed, but will not include the date through which the assessment was performed.

m.         Comment: May 1 2011 Prospectus: Feeder funds fee tables have different amounts for acquired fund fees between retail and institutional feeders. Why? Additionally, did any of the master portfolios have any acquired fund fees.

Response: The only funds that show acquired fund fees are the asset allocation funds. The Transamerica Asset Allocation funds invest in series of Transamerica Partners Fund Group and the Transamerica Institutional Asset Allocation funds invest in series of Transamerica Partners Funds Group II (feeders, not the masters). Since the asset allocation funds are investing in different feeder funds then they would have unique feeder specific expenses. Lastly, none of the master portfolios have incurred any acquired fund fees.

n.          Comment: Fund website: May 2010 expense ratios are still showing. Should this be updated for 2011?

Response: Yes, these have since been updated.

Asset Allocation Funds

o.          Comment: Affiliated Investments: For investments in affiliated funds, Regulation S-X, Article 12-14 disclosures were not addressed.

Response: The Transamerica Asset Allocation Funds and Transamerica Institutional Asset Allocation Funds are series of TPFGII and TPFG that hold shares of funds that are affiliated with the Registrants. The Registrants address all disclosure requirements of Regulation S-X, Article 12-14 for these series in the body and notes of the respective financial statements of the underlying funds in which these series invest. The following shows where each required disclosure can be found:

•       The values of the affiliated investments are individually noted on the Schedule of Investments and in total on the first line of the Statement of Assets and Liabilities. Any investment that is non-income producing is noted in the Schedule of Investments.

•       For the purchases and sales of affiliated holdings, the disclosure is included in Note 4, “The cost of affiliated investments purchased and proceeds from affiliated investments sold for the year ended December 31, 2010 were as follows:”

•       For both of the change in unrealized gains/losses and realized gains/losses, the disclosure is included at the bottom of the Statements of Operations for the amounts related to affiliated investments.

•       Dividend income earned from affiliated investments is noted on the first line of the Statements of Operations.

p.          Comment: Investment Concentration: For those funds with underlying investments that are greater than 25% of the fund’s total assets, we would expect that these securities/funds financial statements would also be provided to the shareholder.

Response: The shareholder reports for the asset allocation funds are filed and mailed with the shareholder reports of the funds in which they invest. These reports are combined in the same book and filing.

Feeder Funds

q.          Comment: Financial Highlights: Audit guide 5/1/2010 5.48; the master’s portfolio turnover rate must be disclosed in feeder funds’ Financial Highlights.

Response: This information was not included based on ASC 946-205-50. “50-28. The feeder fund’s ratios … Feeder funds need not disclose a portfolio turnover rate because feeders invest all their assets in the master fund.” Additionally, all master portfolios disclose their portfolio turnover in their respective financial highlights. All master portfolio financial statements (including the financial highlights) are included with the feeder funds’ financial statements. Therefore, the portfolio turnover rates of the master portfolios are included with the financial statements for the feeder funds that invest in them.

r.           Comment: Auditors Opinion: Since there is no Schedule of Investments for the feeder funds, there is no need to reference it in the opinion. Why is it included?

Response: The fund auditors have been notified and this will be removed from the feeder fund opinions going forward.

Transamerica Partners Balanced

s.          Comment: Growth of $10k chart: On both feeder funds the benchmark compared to the prior annual was the Composite Benchmark; in the year ended December 31, 2010 the fund listed its primary benchmark as the Barclays Capital U.S. Aggregate Bond Index with no explanation of the change.

Response: The Composite Benchmark was listed inadvertently as the primary benchmark in the prior year. Barclays Capital U.S. Aggregate Bond Index was the primary benchmark for December 31, 2009 and 2010, but was shown as the secondary benchmark in 2009.

Transamerica Partners Large Value

t.          Comment: FAS 157 Valuation Hierarchy: On Schedule of Investments (page 157) there were common stocks shown in Level 1 and in Level 2. More detail is needed for the reasoning behind the Level amounts and categorizations.

Response: Please see description of leveling and how Level 1 and Level 2 are determined; as included in the Notes to the Financials, Note 2. Going forward we will include a note along with the table of valuation levels indicating where to locate additional information regarding differences in leveling.

Transamerica Partners Core Bond and

Transamerica Partners Balanced

u.         Comment: Statements of Assets & Liabilities and Statements of Operations: Securities sold short normally have dividend and other expenses related to them but none were shown. Why?

Response: There are no dividends or interest expenses associated with these securities sold short because they are To-Be-Announced (“TBA”) securities and since there are no finalized terms, there would be no accrual of income.

On behalf of the Registrants, it is hereby acknowledged that:

•    the Registrants are responsible for the adequacy and accuracy of the disclosure in this filing;

•    the actions of the SEC or its staff acknowledging the effective dates of these filings do not relieve the Registrants from their responsibility for the adequacy and accuracy of the disclosure in these filings; and

•    the Registrants may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 557-2743.

Very truly yours,

/s/ Robert A. DeVault, Jr._________________
Robert A. DeVault, Jr.
Vice President, Treasurer, and Principal Financial Officer
Transamerica Partners Fund Group
Transamerica Partners Fund Group II
Transamerica Partners Portfolios